LAW OFFICE OF C. RICHARD ROPKA, L.L.C.

215 Fries Mill Road

Turnersville, New Jersey 08012

(856) 374-1744

(1-866) 272-8505 (Fax)

August 15, 2019

VIA EDGAR

Anu Dubey, Staff Counsel

Chad D. Eskildsen, Staff Accountant

U.S. Securities and Exchange Commission
Division of Investment Management

Office of Disclosure and Review

100 F Street N.E.
Washington DC 20549

Re:

Monteagle Funds (“Registrant”)

File Nos. 333-232951; 811-08529

Dear Ms. Dubey and Mr. Eskildsen:

Kindly accept this letter on behalf of the Monteagle Funds (“Trust”). Set forth below are the comments that you expressed in our telephone conversations on August 9, 2019 and August 13, 2019 regarding the Registrant’s Form N-14/A (“Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) on August 8, 2019, and the responses thereto.  Your comments are set forth in italics and are followed by the Registrant’s responses on behalf of its separate series the Monteagle Value Fund, which will be reflected in a 497 filing filed hereafter.  We are accompanying with this letter the pages that reflect the changes for your reference.

The Registrant’s responses are as follows:

ACCOUNTING COMMENTS

Questions and Answers

1.

As to Question #6(ii) regarding the “larger combined asset base” statement, consider revising this disclosure in light of the fact that the largest shareholder intends to liquidate its position in the Fund over the next 24 months. Consider whether it would be more appropriate to state that there will be a larger asset base. In addition, revise the referenced fixed costs set forth in the parenthetical such as audit fees, compliance expenses, and accounting fees, bearing in mind that those fees are inclusive in the management fee and will not directly impact the shareholders.

Response: The Registrant has revised the referenced disclosure as follows:

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

(ii) while only anticipated to be for a period of not more than twenty-four (24) months or less, in light of the fact that the Target Fund’s largest shareholder intends to liquidate its position, the larger combined asset base, resulting from the Reorganization will offer greater operating efficiencies (e.g., certain fixed costs, such as compliance expenses trustee fees and other expenses, will be spread across a larger asset base, thereby potentially lowering the total expense ratio borne by shareholders of the Combined Destination Fund) and economies of scale and eliminate redundancies in the Monteagle Funds product line

Proxy Statement

2.

In the introduction to the Fee and Expense Table, confirm that the breakpoints afforded by the larger combined asset base will be temporary as the largest shareholder will be systematically liquidating its investment in the Target Fund.

Response: The Registrant has revised the referenced disclosure as follows:

Management has received notice from the largest shareholder of the Target Fund that it will begin systematically liquidating its position over the next twenty-four (24) month period or less, and as a result, the Destination Fund’s expenses may increase.

3.

Please confirm that the “Acquired Fund Fees and Expense” line in the Fee and Expense Table is correct for the Pro-Forma Fund.

Response: The Registrant has revised the “Acquired Fund Fees and Expense” line referenced in the comment.

4.

Please consider whether the fifth bullet point under the “Examples” section is appropriate as it discusses a fee waiver and expense reimbursement.

Response: The Registrant has revised the referenced bullet point.

5.

Add a column to the Example table for the Pro-Forma Fund.

Response:  The Registrant has added the stated column.

6.

Please confirm that amounts in the Capitalization table are as of February 28, 2019.

Response: The Registrant has revised the Capitalization Table to reflect the figures as of February 28, 2019.

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

7.

Under the “PORTFOLIO SECURITIES” section, please quantify the capital gains consequences (in dollars) from the expected sale of 36% of the Target Fund’s portfolio, including the amounts per share and any brokerage costs.

Response: The Registrant has revised the referenced disclosure as follows:

If the Reorganization is affected, it is expected that the Target Fund will sell up to 36% of its portfolio securities prior to the reorganization to more closely align the Target Fund’s portfolio with the portfolio of the Destination Fund. Actual sales will depend on portfolio composition, market conditions and other factors at the time of the Reorganization. It is expected that the disposition of these portfolio securities will generate capital losses in the approximate amount of $676,000 to Target Fund shareholders generating approximately $6,000 in brokerage commissions, prior to the Reorganization.  The Target Fund currently has undistributed capital gains in the amount of $2.5M.  The actual tax consequences of any disposition of portfolio securities will vary depending upon the specific security(ies) being sold, the selling Fund’s other gains and losses, and the combined Destination Fund’s ability to use any available tax loss carryforwards.

Statement of Additional Information

8.

Please revise the column entitled “Select Fund Value” to “Value Fund Value” in the Schedule of Investments.

Response: The Registrant has made the requested revision.

9.

Please revise the last column in the Schedule of Investments, Statement of Operations and Statement of Assets and Liabilities to read “Select Value Fund Pro-Forma.”

Response: The Registrant has made the requested revision.

10.

Please confirm that the net assets listed in Note 2 to the Pro-Forma Financial Statements is as of February 28, 2019.

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

Response: The Registrant has updated the referenced table as follows, confirming that the net assets listed is as of February 28, 2019.

Fund	Net Assets	As of Date
Monteagle Value Fund (Target)	$22,010,686	02-28-2019
Monteagle Select Value Fund (Survivor)	$15,264,495	02-28-2019
Monteagle Select Value Fund (Pro Forma Combined Fund)	$37,275,181	02-28-2019

11.

Please quantify the capital gains consequences (in dollars) from the expected sale of 36% of the Target Fund’s portfolio, including the amounts per share and any brokerage costs in Note 7 to the Pro-Forma Financial Statements.

Response: The Registrant has made the following revision in repose to the stated comment.

Note 7 - It is expected that the Target Fund will sell up to 36% of its portfolio securities prior to the reorganization to more closely align the Target Fund’s portfolio with the portfolio of the Destination Fund. Actual sales will depend on portfolio composition, market conditions and other factors at the time of the Reorganization. It is expected that the disposition of these portfolio securities will generate capital losses in the approximate amount of $676,000 to Target Fund shareholders, generating approximately $6,000 in brokerage commissions, prior to the Reorganization.  The Target Fund currently has undistributed capital gains in the amount of $2.5M.

LEGAL COMMENTS

Questions and Answers

1.

In your response to Question #5, given the difference between the strategies of the Destination Fund and Target Fund, highlight the difference in risk that the difference in strategies will result in. Specify that the eVALUEator® screening process in the Destination Fund is the reason that the Destination Fund’s holdings may be less profitable.

Response: The Registrant has added the following disclosure:

The Destination Fund’s additional eVALUEator® screening process which is a principal investment strategy of the Destination Fund and which is not a principal investment strategy of the Target Fund may result in a greater “Investment Selection Risk” and “Strategy Risk” to the Target Fund as the portfolio manager of the Destination Fund will have a more limited pool of investment opportunities which may not be as profitable compared to those in the Target Fund.

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

2.

In your response to Question #5, please indicate that the Target Fund is also subject to company risk and volatility risk. Indicate whether the Target Fund is also subject to market risk and strategy risk.

Response: The Registrant has revised the disclosure as follows:

While not specifically captioned as a principal risk in the Target Fund, the Target Fund is also subject to market risk and strategy risk which is expressed throughout the risks stated in the prospectus.

3.

In your response to Question #5 and throughout the filing, consider adding a portfolio turnover risk for the Destination Fund given the high portfolio turnover rate for the past two (2) years.

Response: Though the portfolio turnover risk of the Destination Fund was high for the past two (2) years, this was due to a repositioning of the portfolio in consideration of the additional screen to its investment strategy. This repositioning is entirely completed. The Registrant does not believe a portfolio turnover risk will be a principal risk and declines to add such a risk in this filing.

4.

In your response to Question #5 and throughout the filing, add disclosure that indicates that while the net expense ratio is expected to be lower after the Reorganization, the largest shareholder of the Target Fund expects to sell its interest in the Combined Fund over a 24-month period, or less.

Response: The Registrant has revised the disclosure in satisfaction of the staff’s comment.

5.

With respect to your response to Question #6, and in accordance with footnote 12 to Rule 17a-8 Adopting Release IC-25666 and Rule 17a-8 Proposing Release IC-25259 II(C), explain why the Board determined that the reorganization is in the best interests of each of (1) the Target Fund and (2) the Destination Fund. Your response should address: (1) Why the Board approved the reorganization even though the largest shareholder of the Target Fund (who holds 99.5%) shareholder plans to sell its entire interest over 2 years and (2) With respect to the Destination Fund, why did the Board conclude it is in the best interests of the Destination Fund’s shareholders to pay the brokerage costs and tax costs of the largest shareholder of the Target Fund (who holds 99.5%) that will be selling its shares of the Combined Fund over 2 years. Further, disclose to us whether the 99.5% shareholder expects to use Nashville Capital Corporation, or any of its affiliates, to manage its assets that it receives from the sale of its interest in the Target Fund.

Response: The Board, using its business judgment, considered many factors when considering whether to approve the Plan of Reorganization and Termination. These factors are described in the Proxy, but more details regarding the considerations are provided here. With respect to the Target Fund, the Board considered its obligation to all the shareholders of the Target Fund,

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

including the Target Fund’s minority shareholders.  The Board considered that the Target Fund’s largest shareholder (“TFLS”) had indicated its intention to redeem its interest in the Target Fund over a period of two years and the impact that reduced asset levels would have on the remaining shareholders of the Target Fund. In particular, the Board considered the increase in costs that shareholders in the Target Fund would experience at lower asset levels.  The Board also considered that reduced asset levels in the Target Fund could ultimately result in the Target Fund’s termination due to lack of financial viability, and that the proposed reorganization would allow shareholders to avoid an interruption in their investment experience.

With respect to the Destination Fund, the Board considered that while there would likely be some costs associated with the anticipated redemption of TFLS over time, these costs were expected to be minimal and would likely be offset by the increased operating efficiencies experienced by the Destination Fund.  The Board also considered that the proposed reorganization would create increased marketing opportunities for the Destination Fund by expanding the distribution network to which the Destination Fund has access and considered that this could result in offsetting asset inflows to the Destination Fund.  The Board also considered the potential tax consequences that the anticipated TFLS redemption could have for Destination Fund shareholders.  The Board considered that both negative and positive tax consequences for the Destination Fund’s shareholders were possible, and that the true tax effect to shareholders was impossible to determine, since it would depend upon the prevailing market conditions, prices, and tax law and regulations at the time of the redemption.  Accordingly, the Board did not deem this factor determinative.

The Board also considered that the proposed reorganization would create a combined fund with more assets, which would result in a number of benefits to both the Target Fund’s shareholder and the Destination Fund’s Shareholders.  In addition to the increased access to distribution platforms and the resultant increased ability to generate asset inflows referenced above, shareholders of both Funds would also benefit from greater operating efficiencies from the combined assets, including a reduced Advisor fee (for so long as asset levels exceed the contractual breakpoints), possible reduction in broker fees and commissions which may result from the sub-advisor’s ability to negotiate better transaction fees, and a potential reduction in the expense ratio experienced by shareholders as a result of fixed operating expenses (e.g. compliance fees, independent trustee fees, etc.) being shared across a larger asset base.

After weighing these factors, as well as others discussed in the Proxy, the Board determined that the proposed reorganization was in the best interest of the Target Fund’s shareholders and in the best interest of the Destination Fund’s shareholders.

The Trust understands that neither Nashville Capital Corporation nor any of its affiliates, do not anticipate that it will be retained by TFLS to manage the assets received from TFLS’s redemption.

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

6.

In your response to Question #16, disclose whether the Reorganization is expected to be a Reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Response: The Registrant has added the following disclosure in the first sentence of its response to Question #16:

The Reorganization is expected to qualify as a tax-fee “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

7.

Regarding your response to Question #16, explain if the liquidation over the two-year period of the Fund’s largest shareholder will impact the tax-status of the Reorganization.

Response: While the largest shareholder of the Target Fund has indicated its intention to liquidate its position over the next two-years, the liquidation will not disqualify the transaction as a tax-free reorganization under Section 368 and its corresponding regulations and letter rulings.

8.

In your response to Question #16, consider revising the sentence that reads, “The Destination Fund may make a comparable distribution to its shareholders shortly before the Reorganization.”

Response: The Registrant has removed the referenced sentence.

9.

Based on your response to Question #17, explain why you would expect the expenses to be lower for one year. Also disclose that the lower expenses will be temporary due to the expected redemption of the largest shareholders’ shares of the Target Fund.

Response: The Registrant has revised this disclosure providing additional disclosure in satisfaction of the staff’s comment.

Combined Proxy Statement and Prospectus

10.

Confirm that all the documents incorporated by reference into this N-14 are provided to shareholders accompanying this Proxy Statement.

Response: The Registrant confirms that the documents to be incorporated by reference will be provided to shareholders along with this Proxy Statement.

11.

In the introductory paragraph to the principal risks of each Fund, because the 99.5% shareholder plans to sell down shares of the Combined Fund over the next two (2) years, please disclose that the Combined Fund will therefore incur increased brokerage costs and taxable distributions.

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

Response: The Registrant has included additional disclosure in satisfaction of the staff’s comment.

12.

As commented above, please clarify whether Company Risk and Volatility Risk are principal risks of the Target Fund and Destination Fund.

Response: The Registrant has included additional disclosure in satisfaction of the staff’s comment.

13.

Given the high portfolio turnover rate for the past two years, consider including a portfolio turnover risk as a principal risk of the Destination Fund.

Response: Although the portfolio turnover during the past two (2) years of the Destination Fund was relatively high in comparison to its prior years, this was due to a repositioning of the portfolio based on revisions to its investment strategy. The Registrant does not believe a portfolio turnover risk will be a principal risk in the future and declines to add such risk in the filing at this time.

14.

The Small and Mid-Capitalization Risks appear to be common risks of the Target Fund and Destination Fund. Please reconcile the comparison of risks section accordingly.

Response: The Registrant has revised the referenced section to align with the Destination Fund’s Prospectus. The section now reads as follows:

The Destination Fund is subject to the following additional principal risks:

?

Market Risk. The value of securities in the Fund’s portfolio may decline due to daily fluctuations in the securities markets, including fluctuation in interest rates, national and international economic conditions and general equity market conditions.

?

Large Company Risk. The Fund invests in larger, more established companies, which may be unable to respond to new competitive challenges. Additionally, large companies may be unable to attain the high growth rates of successful, small companies, especially during extended periods of economic expansion.

?

Strategy Risk. The Fund does not invest in Excluded Securities and may be riskier than other funds that invest in a broader array of securities and therefore the Fund may not achieve its desired results.

15.

Please revise the disclosure to accurately correspond the Basic Materials Risk and Industrial Sector Risk to the principal strategies of the Destination Fund.

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

Response: The Registrant has revised its disclosure in satisfaction of the staff’s comment.

16.

Under the “Selling Shares” section, disclose the number of days following receipt of a redemption request that the Fund typically expects to pay out the redemption proceeds pursuant to Item 11(c)(7) of Form N-1A.

Response: The Registrant has revised the referenced disclosure as follows:

The Fund typically expects to pay redemption proceeds one (1) business day following receipt of a redemption order. However, payment may take longer than one (1) business day and may take up to seven (7) days as generally permitted by the Investment Company Act of 1940, as amended Delays may occur in cases of very large redemptions, excessive trading or during unusual market conditions. Under unusual circumstances as provided by the rules of the SEC, the Fund may delay payment of redemption proceeds for more than 7 days. The Fund will redeem your shares when the redemption request is received in proper form; however, if you recently purchased your shares by check and the Fund has not yet collected payment for those shares, your redemption proceeds will only be released when the Fund is reasonably satisfied that the check has cleared, which may take up to 15 calendar days.

17.

Under the “Selling Shares” section, disclose the methods used to satisfy redemption requests in ordinary and stressed conditions pursuant to Item 11(c)(8) of Form N-1A.

Response: The Registrant has revised the referenced disclosure as follows:

Redemptions. The Fund typically expects to satisfy requests by using holdings of cash or cash equivalents or selling portfolio assets. On a less regular basis, and if the Adviser believes it is in the best interest of the Fund and its shareholders not to sell portfolio assets, the Fund may satisfy redemption requests by using short-term borrowing from the Fund’s custodian to the extent such arrangements are in place with the custodian. In addition to paying redemption proceeds in cash, the Fund reserves the right to make payment for a redemption in securities rather than cash, which is known as a “redemption in kind.” While the Fund does not intend, under normal circumstances, to redeem its shares by payment in kind, it is possible that conditions may arise in the future which would, in the opinion of the Trustees, make it undesirable for the Fund to pay for all redemptions in cash. In such a case, the Trustees may authorize payment to be made in readily marketable portfolio securities of the Fund, either through the distribution of selected individual portfolio securities or a pro-rata distribution of all portfolio securities held by the Fund. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the Fund’s net asset value per share. Shareholders receiving them may incur brokerage costs when these securities are sold and will be subject to market risk until such securities are sold. An irrevocable election has been filed under Rule 18f-1 of the 1940 Act, wherein the Fund must pay redemptions in cash, rather than in kind, to any shareholder of record of the Fund who redeems during any 90-day period, the lesser of (a) $250,000 or (b) 1% of the Fund’s net asset value at the beginning of such period. Redemption requests in excess of this

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

limit may be satisfied in cash or in kind at the Fund’s election. The Fund’s methods of satisfying shareholder redemption requests will normally be used during both regular and stressed market conditions.

18.

Under the Fundamental Policies section, there appears to be no fundamental policy about borrowing for either the Target Fund or the Destination Fund. Add disclosure regarding the Destination Fund’s nonfundamental policy regarding borrowing. Consider having the Destination Fund adopt a non-fundamental policy on borrowing and disclose it. Please provide a representation that the Destination Fund will propose a fundamental policy on borrowing to its shareholders the next time it goes to shareholders with some other proposal.

Response: The Registrant will adopt a non-fundamental investment policy on borrowing and will propose a fundamental policy on borrowing to its shareholders the next time it goes to shareholders with some other proposal.

19.

In the fourth bullet point under “Reasons for the Reorganization,” please disclose whether the Board considered that the largest shareholder would sell its shares of the Combined Fund over a period of time.

Response: The Registrant has revised the disclosure in satisfaction of the staff’s comment.

20.

Given that both the Target Fund and Destination Fund are governed under the same Trust Instrument, consider revising the rights of the shareholders of both the Target Fund and the Destination Fund are similar or identical.

Response: The Registrant has revised the referenced disclosure as follows:

Both the Target Fund and the Destination Fund are each a separate series of the Trust and therefore the rights of shareholders of both Funds are identical.

21.

Under the “Portfolio Securities” section, confirm whether the disposition of the portfolio securities will generate brokerage costs that will be payable by Target Fund shareholders prior to the Reorganization and revise the disclosure accordingly.

Response: The Registrant confirms that there will be brokerage costs generated by the Target Fund. The disclosure has been revised accordingly.

22.

Under the “Portfolio Securities” section, please clarify or consider removing the sentence, “The shareholders of the combined Destination Fund would bear the associated costs with any repositioning.”

Response: The Registrant has removed the referenced disclosure.

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

23.

The Staff does not believe it is appropriate for Funds to encourage brokers to either submit or withhold broker non-votes. Please consider removing the disclosure regarding treating broker non-votes as votes against the Reorganization.

Response: The Registrant has removed the referenced disclosure.

24.

State the number of shares of the Target Fund outstanding pursuant to Item 6(a) of Schedule 14A.

Response: The Registrant has confirmed that the number of shares outstanding of the Target Fund has been stated in the capitalization table in the filing.

25.

Regarding the section entitled “Adjournments; Other Business,” the postponement or adjournment of a meeting to get more proxies to approve something has to be set forth as a separate proposal both on the Proxy Card and in the document with an indication of how many votes it takes. Otherwise, consider removing the phrase “or if a quorum is obtained but sufficient votes to approve the Reorganization have not been received.” Also, consider deleting the sentence, “[E]xcept when a quorum is not present at the Meeting, any such adjournment will require the affirmative vote of a majority of those shares present at the Meeting or represented by proxy. Abstentions and “broker non-votes” will not be counted for or against such proposal to adjourn.”

Response: The Registrant has removed the referenced disclosure.

26.

Item 7(c)(4)(i) of Form N-14 requires disclosure of the effect of the control holder. Please include that disclosure under the “Ownership of Fund Shares of the Funds” section.

Response: The Registrant has revised the disclosure as follows:

A principal shareholder is any person who owns (either of record or beneficially) 5% or more of the outstanding shares of a fund. A control person is one who owns, either directly or indirectly, more than 25% of the voting securities of a fund or acknowledges the existence of such control. As a controlling shareholder, each of these persons could control the outcome of any proposal submitted to the shareholders for approval.

Statement of Additional Information

27.

Please remove references to other funds in the Monteagle Funds series, specifically on pages 24-25, 27, 48-49, and 57.

Response: The Registrant has removed the referenced disclosure.

Ms. Anu Dubey

Mr. Chad D. Eskildsen

August 15, 2019

28.

Please remove references to 12b-1 plan on page 36 of the filing as this does not apply to the Target Fund or Destination Fund.

Response: The Registrant has removed the referenced disclosure.

29.

Please confirm that the Destination Fund shareholders will be notified about the merger and possible negative tax consequences of the merger promptly after the merger is approved by the Target Fund.

Response: Registrant confirms that it will provide notice to the Destination Fund’s shareholders as set forth in the comment.

Thank you for your kind attention to the matter.  Should you have any questions, please contact me.

Sincerely,

/s/ C. Richard Ropka

C. Richard Ropka, Esq.

CRR/ab

cc: - client

Encl(s).